

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

October 26, 2009

Mr. Seijin Ki, Director
Lightlake Therapeutics Inc.
225-230 Queens Quay W
Toronto, Ontario CANADA M5J2Y7

>   **Re: Madrona Ventures, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed September 16, 2009**
>   **File No. 333-139915**

Dear Mr. Ki:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief